SO
6-10

02022399

UF 6-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 23904

SEC MAIL PROCESSING SECTION RECEIVED MAY 3 0 2002 WASH. D.C. 165

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cantella & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Oliver Street, 11th Floor
(No. and Street)

Boston,	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip C. McMorrow (617) 521-8630
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P
JUN 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

6/25/02

OK-UF 6-24

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip C. McMorrow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cantella & Co., Inc., as of March 31, 2002, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

____

Signature

President

Title

Notary Public

DEBORAH A. PURDY
Notary Public
My Commission Expires
October 11, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CANTELLA & CO., INC.

STATEMENT OF
FINANCIAL CONDITION AND
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cantella & Co., Inc.

We have audited the accompanying statement of financial condition of Cantella & Co., Inc. (the Company) as of March 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cantella & Co., Inc. as of March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11 to the financial statements, it is uncertain at this time whether the Company will be able to collect a note receivable and certain other receivables. Management is of the opinion that any adjustments necessary due to the possibility that some of these receivables might prove uncollectable would not have a material impact on the Company's financial position. Accordingly, no provision has been made for bad debts. Nevertheless, due to this uncertainty, it is at least reasonably possible that management's view may change in the near term.

Dunleavy & Company, PC

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
May 1, 2002

CANTELLA & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002

ASSETS

Cash and cash equivalents	$ 193,147
Receivables from broker/dealers	780,740
Receivables from customers	5,673
Securities owned, at market value	1,419,330
Note receivable	290,470
Secured demand note receivable	160,000
Other receivables	527,872
Furniture, equipment, software and leasehold improvements, at cost (net of $487,562 accumulated depreciation)	7,238
Other assets	132,758
TOTAL ASSETS	$ 3,517,228

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Payable to brokers/dealers and clearing organizations	$ 370,753
Commissions payable	911,289
Payable to customers	7,814
Securities sold, not yet purchased	123,704
Other liabilities	1,068,118
Subordinated loans	160,000
Total Liabilities	$ 2,641,678
SHAREHOLDERS' EQUITY	
Common stock, no par value; 12,500 shares authorized, 10,003 shares issued, 5,514 shares outstanding	$ 891,053
Additional paid-in capital	4,203,546
Retained earnings (deficit)	(3,819,049)
Less 4,489 shares of treasury stock, at cost	(400,000)
Total Shareholders' Equity	$ 875,550
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,517,228

The accompanying notes are an integral part of this financial statement.

CANTELLA & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated under the laws of the state of Massachusetts on May 22, 1979. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. and the Boston Stock Exchange, Inc. The Company's principal business activity is the sale of securities.

Customer Transactions - Customers' securities transactions are recorded on a settlement date basis with related commission revenue and expense recorded on a trade date basis.

Firm Securities Transactions - Securities in firm investment and trading accounts are recorded on a trade date basis. These securities are carried at market value or estimated fair value as determined by management for book purposes. The resulting difference between cost and market (or fair value) is included in income.

Commission Revenue - Included in income are commissions on transactions introduced by other fully disclosed broker/dealers.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Depreciation - Depreciation of furniture, equipment, software and leasehold improvements is provided using the straight-line method over estimated useful lives of three, five and ten years.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $22,113 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3 - RELATED PARTIES

The Company is affiliated, through common ownership and management, with Cantella Management Corp. (CMC), the majority shareholder of the Company, Cantella Corp., Cantella Realty Corp., Cantella Specialist Corp., Cantella Insurance Agency, Inc., Oliver Street Securities Corp. and Blue Marine Inc.

During the year ended March 31, 2002 the Company paid management fees of $418,630 to the aforementioned affiliated entities. $21,391 was owed to CMC at March 31, 2002.

The Company reports its income on a consolidated basis for income tax purposes with CMC. CMC assumes all income tax liabilities.

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 5 - 401(k) PLAN

On July 1, 1993 the Company adopted a deferred compensation plan commonly referred to as a profit sharing or 401(k) Plan. The plan covers substantially all employees age 21 years or older and working a minimum of 1000 hours per year. Under the terms of the plan employees may contribute up to 15% of their compensation within specified legal limits. In addition, the Company may match employee contributions on a discretionary basis up to 4% of compensation. Company contributions to the plan for the year ended March 31, 2002 were $0.

NOTE 6 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased consist of trading and investment securities at quoted market value or estimated fair value as determined by management.

	Owned	Sold, Not Yet Purchased
Municipal Bonds	$ 981,318	$ 118,450
Securities Registered under the Investment Company Act of 1940	390,893	0
Warrants	0	0
Equity securities	47,119	5,254
Total	$ 1,419,330	$ 123,704

Included in securities owned are warrants to purchase equity securities of a corporation that is not publicly traded. The Company's management has valued the warrants at $0.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the Company to maintain the greater of minimum net capital of $250,000 or two percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but at March 31, 2002, the Company had net capital of $329,831 and a net capital requirement of $250,000.

NOTE 8 - OTHER

Included on the statement of income is bad debt expense of $120,000, which represents prior year receivables, currently deemed uncollectible. If this item were excluded from current year expenses, the net loss would be $244,148.

In prior years these receivables were classified as nonallowable for net capital purposes.

NOTE 9 - LEASE COMMITMENTS

Minimum annual rentals under a noncancellable lease, classified as an operating lease, for office space, expiring September 30, 2004, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending March 31,	Amount
2003	$ 219,201
2004	219,201
2005	109,601
	$ 548,003

In addition, the Company has provided an irrevocable letter of credit in the amount of $36,536 which expires August 1, 2002, as security deposit for the office space lease. This letter of credit will be automatically renewed for one year periods through August 1, 2004, unless cancelled. At March 31, 2002 there were no amounts outstanding on this letter of credit.

Rent expense for the year ended March 31, 2002 was $238,916.

NOTE 10 - CLEARING AGREEMENTS

Under the terms of one of the Clearing Broker/dealer agreements (See Note 13) the Company is prohibited from entering into similar agreements (other than those agreements already effective) with other Clearing Broker/dealers without prior written consent from this Clearing Broker/dealer. This agreement also provides that any additional representatives of the Company (after effective date of agreement) cannot establish and introduce customers through any other Clearing Broker/dealer unless prior written notice is provided.

All of the Clearing Broker/dealer agreements provide for minimum net capital requirements, insurance coverage, deposit requirements and other miscellaneous provisions.

NOTE 11 - CONTINGENCIES

It is uncertain at this time whether the Company will be able to collect $290,470 of a note receivable and $236,628 of other receivables. Management believes that the entire amount of $527,098 will be collected and has established no allowance for doubtful accounts regarding these balances. Securities have been pledged to collateralize the note receivable. These securities, which are not reflected on the Company's financial statements, had a market value of $249,542 at March 31, 2002.

As of the date of this report the following items were unresolved:

The Company has received numerous customer complaints, some of which have been taken to NASD arbitration, alleging that former representatives of the Company made speculative investments resulting in certain realized and/or potential losses to customers. One of the complaints also asserts that a representative charged excessive commissions on the aforementioned transactions. The complaints allege damages or seek settlements totaling $1,456,000; however, two of the complaints do not specify any amounts.

An NASD arbitration action has been filed alleging breach of fiduciary duty in connection with the purchase of a certain security in a margin account. The plaintiffs seek to recover losses of $1.3 million and other unspecified relief.

The Company has received a demand letter from an entity, which states that the Company, through a former branch office, was a party to purchasing counterfeit certificates of deposit totaling $4,000,000.

In all of the above matters the Company's legal counsel is unable to estimate the amount of the potential loss or the likelihood of an unfavorable outcome. The Company has not established any liability at March 31, 2002 with respect to these items. The Company believes it has meritorious defenses against all claims asserted.

NOTE 12 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at March 31, 2002 are listed below. The subordinated lender is a shareholder of the Company.

Liabilities Pursuant to a Secured Demand Note Collateral Agreement:

Interest Rate	Maturity Date	Principal Amount
1%	06-30-04	$ 160,000

The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include options, mortgage-backed to-be-announced securities (TBA's) and when-issued securities. These financial instruments are used to meet the needs of customers.

As a writer (seller) of options, the Company's customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. In the normal course of business, the Company's customer activities involve the execution, settlement and financing of these customer option transactions. These activities may expose the Company to off-balance-sheet risk in the event that the option is exercised and the customer or contra-broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - (Continued)

TBA's provide for the delayed delivery of the underlying instrument. The credit risk for TBA's is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at March 31, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to March 31, 2002.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transaction may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - (Continued)

The Company has also entered into agreements with other broker/dealers (Clearing Broker/dealers) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealers. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealers on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealers, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealers. As part of the terms of the agreements between the Company and Clearing Broker/dealers, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.